SMARTIRE SYSTEMS INC.
150-13151 Vanier Place
Richmond, British Columbia
V6V 2J1

January 9, 2003

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Tom Jones

Dear Sirs/Mesdames:

Re: Smartire Systems Inc. Registration Statement on Form SB-2 File No. 333-102207 Filed December 26, 2002

Smartire Systems Inc. ("Smartire") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw the registration statement on Form SB-2 (the "Registration Statement"), filed by Smartire with the Securities and Exchange Commission on December 26, 2002. The Registration Statement is being withdrawn in lieu of amending the Registration Statement because Smartire intends to rectify the terms of the private placement to reflect the final terms agreed to by Smartire and the investor.

There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Securities and Exchange Commission, and none of Smartire's securities were sold pursuant to the Registration Statement.

Smartire requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Virgil Hlus, counsel for Smartire at (604) 891-7707.

Yours truly,
SMARTIRE SYSTEMS INC.

/s/ Jeff Finkelstein

Jeff Finkelstein
Chief Financial Officer